The Cookie Department, Inc.

STATEMENT OF CASH FLOWS
January - June, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-33,935.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-931.39
Akiva Resnikoff Loan	4,260.00
Inventory Asset	-200.00
Inventory Asset:Finished Product On Hand	3,710.37
Inventory Asset:Packaging Inventory	1,460.49
Accumulated Depreciation	568.44
Accounts Payable	3,359.40
American Express -73000	-438.69
Best Buy Credit Card 8827	-1,076.28
Chase Credit Card 2850	73.57
US Bank Credit Card 5090	-1,499.40
Wells Fargo Business Card 4862	-1,185.31
Fundbox Invoice Advances	-7,374.85
Loan Payable - Bob Grossman	-800.00
SBA Loan	51,900.00
Shopify Advances	70.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,896.80**
Net cash provided by operating activities	**$17,961.64**
INVESTING ACTIVITIES	
Computers & Equipment	-102.00
Loan to Shareholder - AR	1,076.28
Net cash provided by investing activities	**$974.28**
FINANCING ACTIVITIES	
Ask	-82.10
Convertible Note:Convertible Note - Andrea Kirschner	448.76
Convertible Note:Convertible Note - Barry Labov	1,525.82
Convertible Note:Convertible Note - Charles Lawrence	299.18
Convertible Note:Convertible Note - Danielle Woods	299.17
Convertible Note:Convertible Note - David Ramone	2,991.78
Convertible Note:Convertible Note - Noah Alper	299.18
Convertible Note:Convertible Note - Renae Scott	149.59
Convertible Note:Convertible Note - Wilson Tsai	299.18
Convertible Note:Convertible Note Wefunder	2,761.67
Micro Loan - OBDC	-2,582.70
Adjustment to Shareholder Equity	18,900.76
Net cash provided by financing activities	**$25,310.29**
NET CASH INCREASE FOR PERIOD	**$44,246.21**
Cash at beginning of period	15,424.63
CASH AT END OF PERIOD	**$59,670.84**